

@ NFX is periodically published to keep shareholders aware of current operating activities at Newfield. It may include estimates of expected production volumes, costs and expenses, recent changes to hedging positions and commodity pricing.

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October 14, 2003

We have recently added to our natural gas hedge position. Please see the tables below for a complete update.

Natural Gas Hedge Positions

The following hedge positions for the fourth quarter of 2003 and beyond are as of October 14, 2003:

Fourth Quarter 2003

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
15,617 MMMBtus	$4.43	—	—	—	—
22,097 MMMBtus	—	—	$4.80 — $7.33	$3.50 — $5.50	$3.90 — $15.00
1,500 MMMBtus	—	$4.70	—	$4.70	—

First Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
12,085 MMMBtus	$5.47	—	—	—	—
23,005 MMMBtus	—	—	$4.94 — $8.42	$3.00 — $5.50	$4.16 — $15.00

Second Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
13,965 MMMBtus	$4.78	—	—	—	—
4,845 MMMBtus	—	—	$4.27 — $5.31	$3.00 — $4.50	$4.16 — $5.75

Third Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
13,675 MMMBtus	$4.78	—	—	—	—
4,845 MMMBtus	—	—	$4.27 — $5.31	$3.00 — $4.50	$4.16 — $5.75

Fourth Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
6,445 MMMBtus	$4.80	—	—	—	—
1,945 MMMBtus	—	—	$4.11 — $5.20	$3.00 — $4.50	$4.16 — $5.75

First Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
2,245 MMMBtus	$4.71	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Second Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,065 MMMBtus	$4.24	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Third Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,065 MMMBtus	$4.24	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Fourth Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,065 MMMBtus	$4.24	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Natural Gas 3-Way Collars

	Floors	Collars
First Quarter 2004		
1,350 MMMBtus	$4.25	$5.00 — $7.00
Second Quarter 2004		
1,800 MMMBtus	$3.76	$4.76 — $5.20
900 MMMBtus	$3.61	$4.61 — $5.20
1,800 MMMBtus	$3.62	$4.62 — $5.20
Third Quarter 2004		
1,800 MMMBtus	$3.76	$4.76 — $5.20
900 MMMBtus	$3.61	$4.61 — $5.20
1,800 MMMBtus	$3.62	$4.62 — $5.20
Fourth Quarter 2004		
600 MMMBtus	$3.76	$4.76 — $5.20
300 MMMBtus	$3.61	$4.61 — $5.20
600 MMMBtus	$3.62	$4.62 — $5.20

These 3-way collar contracts consist of standard natural gas collar contracts with respect to the periods, volumes and prices stated above with an additional put sold by the Company at the stated floor price. Below the floor price, these contracts effectively result in realized prices that are the difference between the floor prices (the floor and the floor in the collar position) per MMMBtu higher than the cash price that otherwise would have been realized. For all of the positions above taken together, the volume weighted average price would be $0.97 per MMMBtu greater than the cash price that otherwise would have been realized.

Crude Oil Hedge Positions

The following hedge positions for the fourth quarter of 2003 and beyond are as of October 14, 2003:

Fourth Quarter 2003

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
300,000 Bbls	$27.55	—	—	—	—
627,000 Bbls	—	—	$22.47 — $27.83	$22.00 — $24.00	$26.35 — $29.70

First Quarter 2004

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
69,000 Bbls	$26.86	—	—	—	—
405,000 Bbls	—	—	$22.70 — $27.28	$22.00 — $24.00	$26.04 — $29.70
286,000 Bbls*	—	—	$26.00 — $29.98	$26.00	$29.80 — $30.05

Second Quarter 2004

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
24,000 Bbls	$23.23	—	—	—	—
300,000 Bbls	—	—	$22.80 — $27.16	$22.00 — $24.00	$26.04 — $28.85
377,000 Bbls*	—	—	$25.76 — $29.91	$25.00 — $26.00	$29.70 — $30.05

Third Quarter 2004

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
24,000 Bbls	$23.23	—	—	—	—
60,000 Bbls	—	—	$22.00 — $26.35	$22.00	$26.35
379,000 Bbls*	—	—	$25.76 — $29.91	$25.00 — $26.00	$29.70 — $30.05

Fourth Quarter 2004

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
24,000 Bbls	$23.23	—	—	—	—
379,000 Bbls*	—	—	$25.76 — $29.91	$25.00 — $26.00	$29.70 — $30.05

First Quarter 2005

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—
90,000 Bbls*	—	—	$25.00 — $29.70	$25.00	$29.70

Second Quarter 2005

	Weighted Average			**Range**	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—

Third Quarter 2005

	Weighted Average			**Range**	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—

Fourth Quarter 2005

	Weighted Average			**Range**	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—

*These 3-way collar contracts consist of standard crude oil collar contracts with respect to the periods, volumes and prices stated above. The contracts have floor and ceiling prices per barrel as per the table above until the price drops below $21.00 per barrel. Below $21.00 per barrel, these contracts effectively result in realized prices that are on average $4.76 per barrel higher than the cash price that otherwise would have been realized.

Any publicly announced changes to the above estimates, as well as periodic drilling updates, will be available through @NFX. Through our web page at www.newfld.com, stockholders may register to receive @NFX by e-mail distribution.